UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

VIRTUALSCOPICS, INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

928269-10-9
(CUSIP Number)

Jose Tamez-Pena
Lomas de Cipres 504
Col. Lomas del Campestre
San Pedro Garza Garcia NL 66278
+52 818 3630693
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 1, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Document contains 4 Pages

CUSIP No. 928269-10-9

1	Names of Reporting Persons Jose Tamez-Pena
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) Not applicable.
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Mexico
Number Of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 14,920
	8	Shared Voting Power 0
	9	Sole Dispositive Power 14,920
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,920
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.06%
14	Type of Reporting Person IN

CUSIP No. 928269-10-9

This Amendment No. 3 amends the Schedule 13D filed with the Securities and Exchange Commission on April 21, 2008, as amended by an Amendment No. 1 to the Schedule 13D, which was filed with the Securities and Exchange Commission on April 28, 2008 and an Amendment No. 2 to the Schedule 13D, which was filed with the Securities and Exchange Commission on June 20, 2008 (the "Original Filing"). Unless specifically hereby amended, the information in the Original Filing, as amended, remains unchanged. Unless otherwise defined herein, all defined terms used herein have the same meaning as in the Original Filing.

Item 4	Purpose of Transaction

On October 1 and 3, 2008, Mr. Tamez-Pena sold an aggregate of 1,721,010 shares of the common stock of the Issuer in privately negotiated transactions.

Item 5.	Interest in Securities of Issuer.

All ownership percentages set forth herein assume that there are 23,459,852 shares of common stock of the Issuer outstanding, which represents the total number of common shares reported to be outstanding as of July 31, 2008 in the Quarterly Report on Form 10-Q of the Issuer filed on August 12, 2008.

Beneficial Owner	Aggregate Number Beneficially Owned	Percentage of Class	Sole Voting Power	Sole Dispositive Power

Jose Tamez-Pena	14,920	0.06%	14,920	14,920

(a)	As of the date hereof, Mr. Tamez-Pena is deemed to be the beneficial owner of an aggregate of 14,920 shares of common stock of the Issuer.

(b)
Mr. Tamez-Pena has the sole power to vote 14,920 of the shares of common stock for which beneficial ownership is reported and has the sole power to dispose of 14,920 of the shares of common stock for which beneficial ownership is reported.

(c)
On October 1, 2008, Mr. Tamez-Pena sold 795,004 unrestricted shares of common stock in a privately negotiated transaction at $0.40 per share. On October 3, 2008, Mr. Tamez-Pena sold 926,006 restricted shares of common stock in a privately negotiated transaction at $0.35 per share.

(d)	Not applicable.

(e)	Mr. Tamez-Pena ceased to be the beneficial owner of more than 5% of the Issuer's common stock on or about October 1, 2008.

CUSIP No. 928269-10-9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 7, 2008	Jose Tamez-Pena